11018813

SECUR... ...ION
Washington, D.C. 20549

FEB 28 2011 SEC MAIL RECEIVED PROCESSING SECTION WASH., D.C. 189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DeWaay Financial Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13001 University Avenue
(No. and Street)

Clive	IA	50325
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine, Suite 300	Kansas City	MO	64111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Stahr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DeWaay Financial Network, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE L HAMMOND
Commission Number 739207
My Commission Expires
2-17-12
NOTARIAL SEAL IOWA

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeWaay Financial Network, LLC

Consolidated Financial Statements

December 31, 2010

WEAVER & MARTIN

Members
DeWaay Financial Network, LLC
Clive, Iowa

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated statement of financial condition of DeWaay Financial Network, LLC and subsidiaries (the "Company") as of December 31, 2010 and the related consolidated statements of income, changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DeWaay Financial Network, LLC and subsidiaries as of December 31, 2010 and the results of its consolidated operations, members' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver & Martin, LLC
Kansas City, Missouri
February 22, 2011

Weaver & Martin, LLC

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

DeWaay Financial Network, LLC
Consolidated Balance Sheet
December 31, 2010

Assets		
Current assets:		
Cash	$	1,663,947
Receivables		747,017
Receivable from sale of division		1,000,000
Receivable from clearing broker dealer		957,278
Receivables from affiliated companies		67,166
Prepaid assets		157,015
Inventory		53,299
Total current assets		4,645,722
Furniture and equipment, net of accumulated depreciation of $12,956		47,189
Investments		139,020
Total long term assets		186,209
	$	4,831,931
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	1,055,390
Accounts payable, related parties		422,837
Total current liabilities		1,478,227
Long term accrued expenses		96,153
Commitments		
Member's equity:		
Contributed capital		2,798,451
Retained earnings		459,100
Total member's equity		3,257,551
	$	4,831,931

See notes to financial statements.

DeWaay Financial Network, LLC
Consolidated Statement Of Operations
For the Year Ended December 31, 2010

Commission revenue	$	10,188,802
Trading Income		1,989,414
Investment Advisory Fees		1,293,033
Investment banking fees		1,866,889
Gain on sale of division		1,389,765
Other Revenue		335,428
Total Revenues		17,063,331
Expenses:		
Commission expense		10,472,951
Legal and professional		773,490
Office		844,635
Wages		2,488,470
Other general and administrative		2,112,805
		16,692,351
Income from operations		370,980
Other income		177,540
Net income	$	548,520

See notes to financial statements.

DeWaay Financial Network, LLC
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2010

Operating activities:		
Net income	$	548,520
Adjustments to reconcile net income to cash flows provided by operating activities:		
Amortization of intangible asset		10,667
Depreciation of furniture and equipment		36,397
Gain on sale of division		(1,389,765)
Change in assets and liabilities-		
Receivables		(1,599,953)
Prepaid expenses		(42,964)
Deposits		100,000
Inventory		1,127,016
Accounts payable and accrued expenses		587,040
Accounts payable, related parties		109,702
Cash used in operating activities		(513,340)
Investing activities:		
Purchase of furniture & equipment		(31,973)
Employee Term Notes		70,000
Investments		(1,000)
Cash provided by investing activities		37,027
Financing activities:		
Line of credit		(180,782)
Proceeds from sale of division		1,750,000
Capital contributed		200,000
Cash provided from financing activities		1,769,218
Increase in cash		1,292,905
Cash, beginning of year		371,042
Cash, end of year	$	1,663,947
Supplemental cash flow information:		
Interest paid	$	79,603
Income taxes paid	$	-

See notes to financial statements.

DeWaay Financial Network, LLC
Consolidated Statement of Member's Equity
For the Year Ended December 31, 2010

Member's equity - January 1, 2010	$	2,509,031
Capital contributed		200,000
Net income		548,520
Member's equity - December 31, 2010	$	3,257,551

See notes to financial statements.

DeWaay Financial Network, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2010

NOTE A – NATURE OF BUSINESS

We are a broker-dealer registered with the Securities and Exchange Commission and are members of the National Futures Association, Municipal Securities Rulemaking Board, and the Financial Industry Regulatory Authority. We are an Iowa Limited Liability Company and a wholly owned subsidiary of DFN Partners, LLC.

We are engaged in the business of investment banking, retail securities broker-dealer, underwriter of interstate and intrastate offerings, and as an underwriter of interstate and intrastate offering and of Direct Participation Program offerings.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. We have determined that as of December 31, 2010, there had been no impairment in the carrying value of our long-lived assets.

Inventory:
Securities are valued at market and consisted principally of municipal government obligations and marketable securities. The transactions are recorded at the settlement date. As of December 31, 2010, approximately $100 of unrealized gains is included in the value of securities owned.

Investments:
Investments are valued at cost. We wholly own DeWaay Real Estate Management, LLC which is the sole member of Northpark Management, LLC and DeWaay Assisted Living Management, LLC. Northpark Management, LLC is the general partner of Northpark Real Estate Investors, LLLP with an investment of $35,000 in this entity as of December 31, 2010. DeWaay Assisted Living Management, LLC is the general partner of DeWaay Assisted Living Investors, LLLP with an investment of $1,000 in this entity as of December 31, 2010. We also wholly own DeWaay Fund Management, LLC which serves as the general partner of DeWaay Investment Partners I, LLLP and DeWaay Monroe Capital Management, LLC. As of December 31, 2010, DeWaay Fund Management, LLC had a $102,020 investment in DeWaay Investment Partners I, LLLP and a $1,000 investment in DeWaay Monroe Capital Management, LLC.

Revenue Recognition
Revenue from retail securities sales is recognized when the clearing facility or the investment company records the sale. Revenue from investment banking activities is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and us. Revenue from underwriting of offerings is recognized upon the later of the successful completion of the escrow phase of the offering or the acceptance of the subscription of the Subscriber. Expenses of the firm are recorded when the obligation is incurred.

Property and Equipment
Property and Equipment is stated on the basis of cost. Depreciation is computed by using the straight line method over the estimated useful life (3, 5 or 7 years) of the asset.

Income Taxes
DeWaay Financial Network, LLC, is a subsidiary of its holding company, DFN Partners, LLC. DFN Partners, LLC has elected under the Internal Revenue Code to be taxed as a partnership. In lieu of corporation income taxes, the members of DFN Partners, LLC are taxed on their proportionate share of the Company's taxable income.

Intangible Assets
Generally accepted accounting principles require that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. It also requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. We evaluated our intangible assets and determined there was no impairment necessary as of December 31, 2010.

Cash and Cash Equivalents
We maintain cash balances in accounts that may exceed federally insured limits. We consider all highly liquid unrestricted investments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments:
The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions

concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Recent Accounting Pronouncements

In June 2009, the FASB issued ASC 105 *Accounting Standards Codification* TM *and the Hierarchy of Generally Accepted Accounting Principles*. The FASB Accounting Standards Codification TM (the "Codification") has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP"). All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. Rules and interpretive releases of the SEC issued under the authority of federal securities laws, however, will continue to be the source of authoritative generally accepted accounting principles for SEC registrants. Effective September 30, 2009, all references made to GAAP in our consolidated financial statements will include references to the new Codification. The Codification does not change or alter existing GAAP and, therefore, will not have an impact on our financial position, results of operations or cash flows.

In June 2009, the FASB issued changes to the consolidation guidance applicable to a variable interest entity (VIE). FASB ASC Topic 810, "Consolidation," amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity's economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. FASB ASC 810 also requires enhanced disclosures about an enterprise's involvement with a VIE. Topic 810 is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. The adoption of this standard did not have an impact on the Company's financial position, results of operations or cash flows.

In June 2009, the FASB issued Financial Accounting Standards Codification No. 860 - Transfers and Servicing. FASB ASC No. 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. FASB ASC No. 860 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of this standard did not have an impact on the Company's financial position, results of operations or cash flows.

In October 2009, the FASB amended revenue recognition guidance for arrangements with multiple deliverables. The guidance eliminates the residual method of revenue recognition and allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. Full retrospective application of the guidance is optional. We do not expect this guidance to have a material impact on our financial statements.

In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product's essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. Full retrospective application of the new guidance is optional. This guidance must be adopted in the same period that we adopt the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. We do not expect this guidance to have a material impact on our financial statements.

In January 2010, the FASB issued new accounting guidance which requires new disclosures regarding transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring presentation on a gross basis of information about purchases, sales, issuances and settlements in Level 3 fair value measurements. The guidance also clarifies existing disclosures regarding level of disaggregation, inputs and valuation techniques. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009. Disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. As this guidance requires only additional disclosure, there should be no impact on the financial statements of the Company upon adoption.

In April 2010, the FASB issued guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010, with early adoption permitted. We do not expect a material impact on our financial statements due to the adoption of this guidance.

In April 2010, the FASB issued new accounting guidance to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise

qualifies as equity. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect adoption of this standard will have a material impact on its consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future financial statements.

International Financial Reporting Standards

In November 2008, the Securities and Exchange Commission ("SEC") issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013 and 2012. The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

NOTE C – FAIR VALUE MEASUREMENTS

The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities..

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Fair Value
Cash	$1,663,947	$ -	$ -	$1,663,947
Accounts receivable	-	1,771,461	-	1,771,461
Receivable – sale of division	-	1,000,000	-	1,000,000
Prepaid Assets	-	157,015	-	157,015
Inventory	-	53,299	-	53,299
Accounts payable	-	1,055,390	-	1,055,390
Accounts payable – related	-	422,837	-	422,837
Long term accrued expenses	-	96,153	-	96,153

NOTE D – NET CAPITAL REQUIREMENTS

As a licensed securities dealer, the Company is required to maintain net capital of $250,000 at all times. If deposits decrease to within 120% of this level, then it is reported to the Financial Industry Regulatory Authority.

NOTE E – RELATED PARTY TRANSACTIONS

Mr. Donald DeWaay, a stockholder of DFN Partners, LLC also is the owner of DeWaay Capital Management, Inc., DeWaay Benefit Administrators, Fine Wine Direct, LLC, & Commerce Park, LLC. At December 31, 2010, we owed DeWaay Capital Management, Inc. $28,000 to reimburse DeWaay Capital Management, Inc. for events and other expenses. The amount we paid for employee benefits, rent, and other expenses to DeWaay Capital Management, Inc. for the year ended December 31, 2010 was $774,000.

At December 31, 2010, we owed Mr. Donald DeWaay for commissions totaling $287,000. During the year ended December 31, 2010, we paid Donald DeWaay $3,155,000 in commissions.

NOTE F - CONCENTRATIONS

In 2010, we recognized 22%, 11%, and 10% of our total revenue from three of our registered representatives.

Financial instruments that potentially subject the Company to credit risks include cash deposits and investments in excess of federally insured limits.

NOTE G – PENSION PLAN

Our employees are eligible to participate in the DeWaay & Associates 401(k) Profit Sharing Plan. Employees may immediately make Deferral contributions to the Plan as long as they have attained the age of 21. Participants are 100% immediately vested in their Deferred contributions. The plan allows for an Employer Matching contribution. The Employer Matching contribution is equal to 25% of the first 6% of each participant's Deferral contributions. The vesting scale for the Employer Matching contributions is a 6 year graded scale. The plan allows for a Discretionary Profit Sharing contribution. For the year ended December 31, 2010 we made an Employer Matching contribution of $39,000 to the DeWaay & Associates 401 (k) Profit Sharing Plan.

NOTE H – EXEMPTION STATUS UNDER SEC RULE 15c3-3

We act as an underwriter of Direct Participation Partnerships offerings, sell application-way investment company offerings (mutual funds) and small corporate offerings. We have no control over the funds or the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and we receive a commission from the transaction. We believe that the transactions of DeWaay Financial Network, LLC are within the exemptions section, which is located at Rule 15c3-3 (k)(2)(ii).

NOTE I – COMPUTATION OF NET CAPITAL

In compliance with the Financial Industry Regulatory Authority, net capital at December 31, 2010 is computed as follows:

Total Stockholder's Equity	$ 3,257,550
Less: Nonallowable accounts receivable	(1,283,966)
Less: Nonallowable Furniture & Fixtures	(47,189)
Less: Nonallowable prepaid expenses	(157,017)
Less: Nonallowable Investments	(139,020)
Less: Inventory Haircut	(2,928)
Net Capital	$ 1,627,430

The computed net capital per the Company agreed with audited net capital. A reconciliation of the Company's computation of net capital as reported was prepared to show that no material difference existed between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein:

Net Capital per audit	$	1,627,430
Net Capital per company computation		1,627,430
Difference	$	0

NOTE J – LEGAL CONTINGENCIES

We are currently a party to lawsuits occurring in the normal course of operations. We will vigorously defend ourselves, and it is not known what amounts, if any, will ultimately become the responsibility of DeWaay Financial Network. We assess potential liabilities in connection with these lawsuits and threatened lawsuits under FASB ASC 450. We accrue an estimated loss for these loss contingencies if both of the following conditions are met: information available prior to issuance of the financial statements indicates that it is probable that a liability will be incurred at the date of the financial statements and the amount of loss can be reasonably estimated. As of December 31, 2010, we have accrued $40,000 for disputes resolved in January 2011. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of these matters will adversely affect DeWaay Financial Network, its results of operations, financial condition and cash flows. Our regular practice is to expense legal fees when services are rendered in connection with legal matters, and to accrue for liabilities when payment is probable.

NOTE K – LINE OF CREDIT

We had a $5,000,000 line of credit loan with Security Bank of Kansas City that expires on July 11, 2011. This line of credit was cancelled on December 31, 2010.

NOTE L – MARGIN ACCOUNT

We have a margin account with our clearing firm Pershing, LLC. Our margin account is collaterized with our collateral held at Pershing, LLC. Our net balance due on margin to Pershing, LLC on December 31, 2010 was $0 with $1,024,443 of collateral.

NOTE M – SALE OF DIVISION

We entered into an agreement to sell our institutional investment division for $1,750,000 on December 31, 2010. $750,000 was received on the sale date and $1,000,000 was deposited into an escrow account until certain obligations are met from both parties. We believe the obligations for our receipt of the remainder payment will be met. We recorded $1,389,765 as a gain on sale of division. Items sold included an intangible

asset with a net book value of $128,000 (cost of $160,000 less $32,000 of accumulated amortization), fixed assets with book value of $51,000 (cost of $106,000 less $55,000 of accumulated depreciation), term notes receivable of $140,000, and prepaid expenses of $42,000.

NOTE N – SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2011, the date the financial statements were issued. There were no subsequent events.

WEAVER & MARTIN

Report of Independent Registered Public Accounting Firm
on Internal Control Structure
Required by SEC Rule 17a-5

Members
DeWaay Financial Network, LLC
Clive, Iowa

In planning and performing our audit of the consolidated financial statements of DeWaay Financial Network, LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver & Martin, LLC

Weaver & Martin LLC
Kansas City, Missouri
February 22, 2011

DeWaay Financial Network, LLC

Statement of Assessment and Payments to the SIPC

For the Year Ended December 31, 2010

WEAVER & MARTIN

Members
DeWaay Financial Network, LLC
Clive, Iowa

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by DeWaay Financial Network, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver & Martin, LLC
Kansas City, Missouri
February 22, 2011

Weaver & Martin, LLC

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

DeWaay Financial Network, LLC
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2010

Total Revenue:			
January to June 2010	$ 6,747,445		
July to December 2010	10,493,426		
			17,240,871.00
Deductions:			
January to June 2010	44,394		
July to December 2010	9,044,784		
		9,089,178.00	
Interest Expense:			
January to June 2010	52,309		
July to December 2010	27,294		
		79,603.00	
Total Deductions			9,168,781.00
SIPC Net Operating Revenues			8,072,090.00
General Assessment @ .0025			20,180.23
Total due for the year ended December 31, 2010			$ 20,180.23
7/29/10 Payment to SIPC			16,626.86
01/31/11 Payment to SIPC			3,553.37
Total paid for the year ended December 31, 2010			$ 20,180.23